November 10, 2022

Rebecca Ament Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	EA Series Trust

Delaying Amendment for Registration Statement on Form N-14

File No.: 333-267825

Dear Ms. Marquigny:

Pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into the Trust’s Registration Statement on Form N-14 filed with the U.S. Securities and Exchange Commission on October 11, 2022 (Accession No. 0001829126-22-017655):

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

If you have any questions or require further information, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com